As filed with the Securities and Exchange Commission on May 3, 2001

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Bremer Financial Corporation	Bremer Capital Trust I
(Exact names of registrant and co-registrant	(Exact names of registrant and co-registrant
as specified in their charters)	as specified in their charters)

MINNESOTA	DELAWARE
(State or other jurisdiction of	(State or other jurisdiction of
incorporation or organization)	incorporation or organization)

41-0715583	51-6521779
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

445 MINNESOTA STREET, SUITE 2000, ST. PAUL, MINNESOTA 55101 (651) 227-7621
(Address, including zip code, and telephone number, including area code, of registrant’s and co-registrant’s principal executive offices)

STAN K. DARDIS
President and Chief Executive Officer
445 Minnesota Street, Suite 2000, St. Paul, Minnesota 55101 (651) 227-7621
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

MICHELE D. VAILLANCOURT, ESQ.	DAVID B. MILLER, ESQ.
Winthrop & Weinstine, P.A.	Faegre & Benson LLP
3000 Dain Rauscher Plaza	2200 Wells Fargo Center
60 South Sixth Street	90 South Seventh Street
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legitimate facsimile thereof, pursuant to Item 11(a)(i) of this Form, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-58576

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per capital security	Proposed maximum aggregate offering price	Amount of registration fee

Bremer Capital Trust I	200,000
% Cumulative Capital Securities	capital securities	$25.00	$5,000,000	$1,250
% Junior Subordinated Debentures of Bremer Financial Corporation(1)	$5,000,000
Guarantee of Capital Securities(2)

__________

(1)	The junior subordinated debentures will be purchased by Bremer Capital Trust I with the proceeds from the sale of the capital securities. Such junior subordinated debentures may later be distributed for no additional consideration to the holders of the capital securities of Bremer Capital Trust I upon its dissolution.

(2)	This registration statement is deemed to cover the junior subordinated debentures of Bremer Financial Corporation, the rights of holders of the junior subordinated debentures of Bremer Financial Corporation under the indenture, and the rights of holders of the capital securities under the declaration of trust and the capital securities guarantee entered into by Bremer Financial Corporation. No separate consideration will be received for the capital securities guarantee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-2 (Commission File No. 333-58576) filed by Bremer Financial Corporation with the Securities and Exchange Commission on April 9, 2001, as amended by Amendment No. 1 thereto filed on April 30, 2001, including the exhibits thereto, which was declared effective on May 2, 2001, are incorporated by reference in this Registration Statement.

Item 16. Exhibits

Exhibits and Financial Statement Schedules

(a)     Exhibits

        Exhibit

        5.1       Opinion of Winthrop & Weinstine, P.A. regarding Bremer
                  Financial Corporation and as to legality of certain matters.

        5.2       Opinion of Richards, Layton & Finger, P.A. regarding
                  Bremer Capital Trust I and as to the legality of certain matters.

       23.1       Consent of Deloitte & Touche LLP.

       23.2       Consent of Winthrop & Weinstine, P.A. (included in
                  Exhibit 5.1 to the Registration Statement)

       23.3       Consent of Richards, Layton & Finger, P.A. (included in
                  Exhibit 5.2 to the Registration Statement)

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of St. Paul, State of Minnesota, on May 2, 2001.

Bremer Financial Corporation By /S/ STAN K. DARDIS Stan K. Dardis, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 2, 2001.

Name	Title
/S/ STAN K. DARDIS	President, Chief Executive Officer
Stan K. Dardis	and Director

TERRY M. CUMMINGS*	Chairman of the Board and Director
Terry M. Cummings

WILLIAM H. LIPSCHULTZ*	Vice President and Director
William H. Lipschultz

CHARLOTTE S. JOHNSON*	Vice President and Director
Charlotte S. Johnson

SHERMAN WINTHROP*	Director
Sherman Winthrop

DANIEL C. REARDON*	Vice President and Director
Daniel C. Reardon

/S/ ROBERT B. BUCK	Executive Vice President and
Robert B. Buck	Chief Financial Officer (Principal Financial Officer)

STUART F. BRADT*	Controller
Stuart F. Bradt	(Principal Accounting Officer)

* By /S/ Robert B. Buck
Robert B. Buck, Attorney-in-Fact

II-2